Response Biomedical and 3M Medical Division Initiate
Development of Rapid Staph A Test

Vancouver, British Columbia, Dec. 6, 2005 – Response Biomedical Corp. (TSX-V: RBM, OTCBB: RPBIF), today announced that it has completed a second major milestone in an exclusive co-development agreement with 3M Medical Division, a division of 3M Company (NYSE: MMM). This milestone marks the completion of a key pre-clinical milestone in the development of a new rapid test for detecting Staphylococcus aureus (S. aureus), the leading cause of hospital acquired infections. 3M is funding the development program, overseeing clinical trials and managing the regulatory affairs process. Pursuant to this agreement, the parties are entering negotiations for a supply agreement.

S. aureus is a bacteria that is commonly found on the skin and causes a variety of serious clinical infections including bloodstream infections, surgical wound infections, and pneumonia. In the US alone, it contributes to nearly 12,000 deaths and adds an extra US$9.5 billion to US health care costs each year. For more information, please visit HealthDay News.

“We are pleased with the technical performance of this clinical infectious disease test that could improve the outcome of patients entering the hospital system, ” said Bill Radvak, President and CEO. “Additionally, given lessons learned from the SARS outbreak, the current epidemic of avian flu among birds, and broad consensus among leading public health experts internationally that an influenza pandemic is likely, the Company is making a long-term commitment to commercialize additional rapid infectious disease tests to enable early containment and treatment.”

Conventional diagnosis of infectious diseases is time intensive, and prohibits immediate intervention and early treatment. Current testing requires the culturing of the suspect bacteria which takes on average 24 hours. Rapid clinical infectious disease testing is expected to improve patient outcomes by enabling physicians to make informed medical decisions within approximately 20 minutes from initiating testing.

In the largest study of its kind, published in the August 8, 2005 issue of the Archives of Internal Medicine and largely funded by 3M, researchers estimate that S. aureus infections resulted in a three-fold increase in length of stay in hospitals, and five times the risk of death in hospitals. Among all invasive cardiovascular, orthopedic or neurosurgical stays, studies confirm the difference in length of stay was 16.6 days and additional health care cost of $68,944. According to the CDC, more than 2 million patients each year in the US contract an infection as a result of receiving health care in a hospital. Within the nation’s 7,000 acute care hospitals, S. aureus is one of the three leading causes of hospital-based bloodstream infections with a mortality rate of 25 percent.

About Staphylococcus aureus
Staphylococcus aureus are bacteria commonly present on the skin or in the nose of healthy populations. Carrier rates are estimated at 11 to 32% in healthy adults and 25% among hospital personnel. The bacteria are harmless until they enter the body usually through a wound. S. aureus is especially dangerous when it enters the bloodstream, and can cause high fever, chills, confusion, shock, and in some cases, death. The infections are especially problematic in a health care environment because, over the past 50 years, the bacteria have developed resistance to widely used antimicrobial agents including penicillin-related antibiotics, preventing effective treatment of afflicted patients.

About 3M
3M is a diversified technology company with 2004 sales of more than $20 billion worldwide. 3M Health Care, the largest of seven major 3M businesses, is dedicated to improving the practice, delivery and outcome of care in medical, dental, pharmaceutical, health information and personal care markets. 3M Medical Division, part of the 3M Health Care family, is a leader in medical supplies, with expertise in infection prevention and skin health. For more information, visit www.3M.com.

About Response Biomedical
Response Biomedical develops, manufactures and markets rapid on-site diagnostic tests for use with its RAMP System for clinical and environmental applications. RAMP represents a new paradigm in diagnostic testing by providing reliable information in minutes, anywhere, every time. The RAMP System consists of a portable fluorescent Reader and single-use, disposable Test Cartridges, and has the potential to be adapted to more than 250 medical and non-medical tests currently performed in laboratories. RAMP tests are commercially available for the early detection of heart attack, environmental detection of West Nile virus, and biodefense applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin. The Company has achieved prior CE Marking for its previous RAMP assays and instrumentation and its Quality Management System is registered to ISO 13485: 2003 and ISO 9001: 2000.

Response Biomedical is a publicly traded company, listed on the TSX Venture Exchange under the trading symbol "RBM" and quoted on the OTC Bulletin Board under the symbol "RPBIF". For further information, please visit the Company's website at www.responsebio.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Statements contained in this news release relating to future results, events and expectations, are forward-looking statements within the meaning of Section 21E of the United States Securities Exchange Act of 1934. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company's annual report on Form 20-F.

Contact:
Don Bradley	Brian Korb
Director, Corporate Communications	Senior Associate
Response Biomedical Corp.	The Trout Group LLC
Tel (604) 681- 4101 ext. 202	Tel: (212) 477-9007 ext. 23
Email: dbradley@responsebio.com	Email: bkorb@troutgroup.com